Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

POLL RESULTS OF 2013 EXTRAORDINARY GENERAL MEETING

HELD ON 19 DECEMBER 2013

CONTINUING CONNECTED TRANSACTIONS

The Board is pleased to announce that the Ordinary Resolution set out in the EGM Notice was duly passed by way of poll by the Independent Shareholders at the EGM of the Company held on 19 December 2013.

Reference is made to the notice (the “EGM Notice”) of 2013 extraordinary general meeting (the “EGM”) of Guangshen Railway Company Limited (the “Company”) and the circular of the Company both dated 1 November 2013 (the “Circular”). Unless otherwise defined herein, capitalized terms used herein shall have the same meanings as defined in the EGM Notice and the Circular.

POLL RESULTS OF THE EGM

The board of directors of the Company (the “Board”) is pleased to announce that the following ordinary resolution (“Ordinary Resolution”) set out in the EGM Notice was duly passed by the Independent Shareholders by way of poll at the EGM held on 19 December 2013. The poll results in respect of the Ordinary Resolution is as follows:

Number of votes and percentage
ORDINARY RESOLUTION	For	Against	Total

To approve the framework comprehensive services agreement dated 18 October 2013 entered into between the Company and Guangzhou Railway (Group) Company (the “Framework Comprehensive Services Agreement”), the continuing connected transactions contemplated thereunder, and the proposed annual caps in relation to the continuing connected transactions under the Framework Comprehensive Services Agreement for the three financial years ending 31 December 2016; and to authorize the general manager of the Company for and on behalf of the Company to execute all such other documents and agreements and do such acts or things as he may in his absolute discretion consider to be necessary, desirable, appropriate or expedient to implement or give effect to the transactions under the Framework Comprehensive Services Agreement.

	832,570,304 99.95%	445,700 0.05%	833,016,004 100%

Hong Kong Registrars Limited, the Company’s branch share registrar in Hong Kong, was appointed as the scrutineer for the vote-taking at the EGM.

As at the date of the EGM, the Company has 7,083,537,000 Shares in issue.

GRGC, holder of approximately 37.12% of the issued share capital of the Company, had abstained from voting on the Ordinary Resolution at the EGM. The total number of Shares entitling the Independent Shareholders to attend and vote for or against the Ordinary Resolution was 4,454,085,700. There were no Shares in respect of which their holders were entitled to attend and vote only against the Ordinary Resolution at the EGM.

By Order of the Board Guangshen Railway Company Limited Guo Xiang Dong Company Secretary

Shenzhen, the PRC, 19 December 2013

As at the date of this announcement, the Board of the Company consists of:

Executive Directors

Li Wenxin

Shen Yi

Luo Qing

Non-executive Directors

Sun Jing

Yu Zhiming

Li Liang

Independent Non-executive Directors

Lo Mun Lam

Liu Xueheng

Liu Feiming